SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  April 10, 2012

Commission File Number 001-32500

TANZANIAN ROYALTY EXPLORATION CORPORATION

(Registrant's name)

404-1688 152nd Street

South Surrey, BC  V4A 4N2

Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant's News Release dated April 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tanzanian Royalty Exploration Corporation

(Registrant)

James E. Sinclair

Date:   April 10, 2012

James E. Sinclair, Chief Executive Officer

Exhibit 1

Connecticut Office: 93 Benton Hill Road Sharon, CT 06069 Tel: (860) 364-1830 Fax: (860) 364-0673	Form 20-F, File No. 001-32500 Trade Symbol: TSX: TNX NYSE Amex Equities: TRX
Email: investors@TanzanianRoyalty.com Website: www.TanzanianRoyaltyExploration.com	South Surrey Office: Suite 404 - 1688 152nd Street South Surrey, BC V4A 4N2 Toll Free: 1-800-811-3855 Tel: (604) 536-7873 Fax: (604) 536-2529

News Release – April 10, 2012

Tanzanian Royalty Reports High Grade Gold Assays from Buckreef Project and Significant Expansion of Gold Bearing Horizon at Depth

The Company is pleased to announce the receipt of additional assay results from the ongoing drill program at its Buckreef Gold Project in the Lake Victoria Goldfields of Tanzania.

The latest drill results include the highest grade gold values reported to date from the Buckreef Main Zone where drilling continues to confirm an increase in grade and thickness at depth, leaving open the possibility of expanding open pit mining and of underground mining to compliment open pit production.

Hole BMDD127 returned an intercept of 19.0 metres grading 10.58g/t gold from 155 metres which included 9.0 metres averaging 19.06 g/t gold from 156 metres and 5.0 metres grading 25.97g/t gold from 160 metres. The gold mineralization occurs within sheared mafic rocks intercalated with felsic porphyry with strong quartz-carbonate-pyrite alteration which is the main control of high grade gold mineralization.

Joseph K Kahama, Chairman and Chief Operating Officer (Tanzania) describes Hole BMDD127 as “exceptional and certainly beyond anything we have encountered before at Buckreef.” In addition, he confirms that the drilling has intersected “a number of mineralized zones of significant thicknesses at vertical depths down to 200m along with the presences of several gold-bearing structures.”

“With the current exploration program focused on testing the upside potential in the deeper levels of the Buckreef deposit, we expect to increase our knowledge regarding  the continuity and grade of these zones,” he adds. “We also expect to further increase the confidence level we have in the Buckreef gold project, lending support to increasing our resource base and leaving additional potential in mineralized zones below a vertical depth of 200m which remains largely untested.”

Three additional holes from the Buckreef Main Zone also returned excellent gold values over good thicknesses:

Hole BMDD124 encountered an intercept of 14.0 metres grading 1.75g/t gold which included 3.0 metres averaging 3.72g/t gold from 206 metres;

Hole BMDD125 returned an intercept of 4.0 metres grading 1.49g/t gold from 191 metres;

Hole BMDD126 had an intercept of 26.0 metres grading 4.5g/t gold which included 4.0 metres grading 17.6g/t gold from 215 metres.

All drill intercepts are approximately 50% to 60% of true width.

In early March 2012, the Company engaged a second diamond drill rig from Simba drilling which has been mobilized to the site and is fully operational. Drilling progress rates have improved significantly and are now in  line with expectation to complete the program by May 2012. Three drill rigs are currently operating at Buckreef, two diamond drill rigs and one RC rig.

Sample Protocol and QA/QC

The sample chain of custody is managed by Buckreef’s technical team under the supervision of Anthony Minde. Core samples are picked up from the drill site at the end of every shift by company personnel for direct delivery to the secured drill core storage house located next to the Buckreef exploration office. The storage is accessible only by approved personnel.

Intervals of core to be analyzed are split in half with a mechanized core cutter with one half sent to the laboratory for geochemical analysis and the remaining half kept in storage for future reference and usage. Samples to be assayed remain under the control of company personnel until submitted to SGS laboratory in Mwanza for 50g fire assay (FA) with AAS finish (0.01ppm LLD). The average percentage of core recovery is 95%. Sample intervals of 1.0m or less but greater than 0.5m depended on geology. SGS laboratory is ISO 90001 and 17025 accredited and employs a Laboratory Information Management System for sample tracking, quality control and reporting. In addition to SGS internal standards materials and blank samples, the Company regularly inserts into every batch its own certified standards, coarse blanks and duplicates in the sample stream for approximately every 20 samples.

Qualified Person

The Company’s Qualified Persons, Mr. Phillip Kaniki and Charles Mnguto, have reviewed and approved the contents of this News Release. Mr. Phillip Kaniki has a Bachelor of Science degree in Geology from the University of Dar es Salaam (1997) and is a registered scientist with MAusIMM (Reg. No 221963). Mr. Charles Mnguto has a Bachelor of Science degree (Hons) in Geology  from the University of Dar  es  Salaam (1995) and is a registered scientist with MAusIMM (Reg. No 307793).

Respectfully Submitted,

Joseph Kahama

Chairman and Chief Operating Officer (Tanzania)

For further information, please contact Investor Relations at 1-800-811-3855

Visit our website: www.TanzanianRoyalty.com

The Toronto Stock Exchange and NYSE Amex Equities have not reviewed and do not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this news release, such as “reserves”, “resources”, “geologic resources”, “proven”, “probable”, "measured", "indicated", or "inferred" which may not be consistent with the reserve definitions established by the SEC.  U.S. Investors are urged to consider closely the disclosure in our SEC filings.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

This news release contains certain forward-looking statements and forward-looking information. All statements, other than statements of historical fact, included herein are forward-looking statements and forward-looking information that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time-to-time with the British Columbia, Alberta and Ontario provincial securities regulatory authorities.

Certain information presented in this release may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on numerous assumptions, and involve known and unknown risks, uncertainties and other factors, including risks inherent in mineral exploration and development, which may cause the actual results, performance, or achievements of the Company to be materially different from any projected future results, performance, or achievements expressed or implied by such forward-looking statements. Investors are referred to our description of the risk factors affecting the Company, as contained in our SEC filings, including our annual report on Form 20-F and Registration Statement on Form F-10, as amended, for more information concerning these risks, uncertainties, and other factors.